12g3-2(b)

082-04575

RECEIVED

2007 JAN -4 A 5:04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

07020008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st January 2007

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of December

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED

JAN 0 5 2007

THOMSON
FINANCIAL

Emanuela Bianchi
(Corporate Affaires)
x/Barbara Borri

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 1/4